ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated May 23, 2011, is entered into by and among PACIFIC BIOMARKERS, INC., a Delaware corporation (“Parent”), PACIFIC BIOMARKERS, INC., a Washington corporation (the “Company” and collectively with Parent, “Sellers”), and EMERALD STAR HOLDINGS, LLC, a Washington limited liability company (“Buyer”).  Parent, the Company and Buyer are each referred to as a “Party” and collectively as the “Parties.”

WHEREAS, Parent, operating primarily through the Company, is engaged in the business of providing specialty reference laboratory services and clinical biomarker services to support pharmaceutical and laboratory diagnostic manufacturers in the conduct of human clinical research, for use in their drug and diagnostic product development efforts (the “Business”); and

WHEREAS, Buyer desires to purchase and assume from Sellers, and Sellers desire to sell, transfer and assign to Buyer, substantially all of Sellers’ assets and liabilities relating to the Business, as more particularly set forth herein (the “Transaction”); and

WHEREAS, the Boards of Directors of Parent and the Company (i) have determined that the Transaction is fair to and in the best interest of Parent and its stockholders and the Company and its shareholder, respectively, and (ii) have approved and adopted this Agreement and the Transaction as contemplated by this Agreement; and

NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties agree as follows:

1.           PURCHASE AND SALE

1.1         Purchase and Sale of Transferred Assets.  On the terms and subject to the conditions of this Agreement, at the Closing, Sellers shall sell, convey, transfer, assign and deliver to Buyer AS IS, WHERE IS, and Buyer shall purchase from Sellers all of Sellers’ right, title and interest, as of the Closing Date, in and to all of the assets used, held for use in connection with or otherwise related to the Business, whether tangible or intangible, real, personal or mixed and wherever located, except for the Excluded Assets (collectively, the “Transferred Assets”), including all of such right, title and interest in and to the assets listed on Schedule A.

1.2         Excluded Assets.  Notwithstanding anything herein to the contrary, from and after the Closing, Sellers shall retain all of its existing right, title and interest in and to, and there shall be excluded from the sale, conveyance, assignment or transfer to Buyer hereunder, and the Transferred Assets shall not include, the assets listed on Schedule B and any other business or assets of Sellers that are unrelated to the Business (collectively, the “Excluded Assets”).

1.3         Assumption of Liabilities by Buyer. On the terms and subject to the conditions set forth herein, from and after the Closing, Buyer shall assume and discharge or perform when due all debts, liabilities, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown (collectively, “Liabilities”) (a) related to the Transferred Assets, (b) accruing and relating to the Business prior to the Closing Date (including all accounts and notes payable, trade payables, indebtedness, taxes, and Employee Liabilities (defined in Section 4.4(b) below), or (c) relating to that certain Loan and Security Agreement between Parent and Terry M. Giles, dated as of September 1, 2009, as amended, and the associated promissory note (collectively, the “Assumed Liabilities”), excluding only the Excluded Liabilities.

1.4         Excluded Liabilities.  Sellers shall retain and be responsible for all Liabilities that are not Assumed Liabilities (collectively, the “Excluded Liabilities”), consisting of the following:  (a) Liabilities relating to the Excluded Assets; and (b) Liabilities for Taxes for any period prior to the Closing Date arising from or relating to the Excluded Assets or any other business of Sellers.

1.5         Purchase Price.

(a)           On the terms and subject to the conditions set forth herein, in consideration of the sale of the Transferred Assets, at the Closing, in addition to the assumption of the Assumed Liabilities, the aggregate purchase price payable by Buyer shall be $2,500,000.00 (the “Purchase Price”).  The cash amount payable by Buyer at Closing to Sellers (the “Cash Payment”) will be

(i)	the Purchase Price, less

(ii)
the costs and expenses incurred by Sellers in connection with the negotiation, execution and delivery of this Agreement and the consummation of the Transaction, including (A) investment banking fees, (B) accounting fees, (C) legal fees, (D) printing, mailing and proxy solicitation fees in connection with the Proxy Statement and Stockholders’ Meeting, and (E) the Transfer Taxes to be paid by Sellers pursuant to Section 4.3(a) (collectively, the “Transaction Expenses”).

(b)           Prior to the Closing Date, Parent shall prepare and deliver to Buyer a certificate (the “Closing Certificate”) certifying the amount of all Transaction Expenses, specifying the unpaid amounts owing to each creditor with respect thereto (together with payment instructions therefor).

(c)           At the Closing, (i) Buyer shall pay the Cash Payment by wire transfer of immediately available funds to an account designated by Sellers, and (ii) Buyer on behalf of the Sellers shall pay to the appropriate parties the Transaction Expenses to be paid at Closing, as specified in the Closing Certificate.

1.6         Closing.  The Closing shall take place at the offices of the Company or at such other location as may mutually be agreed upon by the Parties at 10:00 a.m. Seattle time, on the first business day following the date on which the conditions set forth in Section 5 have been satisfied or waived, or at such other time and place as the Parties may mutually agree.  The date on which the Closing occurs is called the “Closing Date.”  The Closing shall be deemed effective as of 12:01 a.m. on the Closing Date.

1.7         Closing Deliverables.

(a)           Deliveries by Buyer.  At the Closing, Buyer shall deliver to Sellers the following:  (i) the Cash Payment; and (ii) a duly executed counterpart of a bill of sale and assignment and assumption agreement, and such other instruments of assumption, transfer, filings or documents, in form and substance reasonably acceptable to Sellers and Buyer, as may be required to give effect to this Agreement (collectively, the “Assignment Documents”).

(b)           Deliveries by Sellers.  At the Closing, Sellers shall deliver, or cause to be delivered, to Buyer the following:  (i) duly executed counterparts of the Assignment Documents; (ii) the books and records included in the Transferred Assets; and (iii) evidence of the obtaining of the Parent Stockholders Approval and the Required Approvals.

1.8         Allocation of Purchase Price.  Sellers and Buyer shall allocate the Purchase Price and Assumed Liabilities, as necessary, among the Transferred Assets pursuant to Section 1060 of the Code, as mutually agreed by the Parties.  Buyer and Sellers shall report the transactions contemplated by the Agreement for U.S. federal income tax and all other tax purposes in a manner consistent with the allocation determined pursuant to this Agreement.

1.9         Further Assurances.  At and following the Closing, each Party will execute such further documents and instruments and take such further actions as may reasonably be requested by one or more of the others to consummate the Transaction and to vest in Buyer with full title to all Transferred Assets and the assumption of the Assumed Liabilities and to effect the other purposes of this Agreement.

2.           REPRESENTATIONS AND WARRANTIES OF SELLERS

As a material inducement to Buyer to enter into this Agreement, Parent and the Company represent and warrant to Buyer the following:

2.1         Organization; Authority.  Each of Parent and the Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized, with the requisite corporate power and authority to conduct the Business as it is now being conducted.  The Company is wholly-owned by Parent.

2.2         Sellers’ Authority.  The execution, delivery and performance of this Agreement by Parent and the Company and the consummation by Parent and the Company of the transactions contemplated hereby have been duly authorized by the Board of Directors of Parent, and by the Board of Directors and sole shareholder of the Company and, other than Parent Stockholder Approval, no other corporate proceedings on the part of Parent or the Company are necessary to authorize Parent’s or the Company’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

2.3         Enforceability.  This Agreement constitutes valid and legally binding obligations of the Sellers, enforceable against each Seller in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting generally the enforcement of creditors’ rights and by general principles of equity.

3.           REPRESENTATIONS AND WARRANTIES OF BUYER

As a material inducement to Sellers to enter into this Agreement, Buyer represents and warrants to Sellers the following:

3.1         Organization; Authority.  Buyer is a limited liability company duly formed and validly existing under the laws of the State of Washington.

3.2         Buyer’s Authority.  Buyer has the requisite limited liability company power and authority to execute and deliver this Agreement and perform its obligations hereunder.  The execution, delivery and performance of this Agreement have been duly authorized by all necessary limited liability company action on the part of Buyer.

3.3         Enforceability.  This Agreement constitute valid and legally binding obligations of Buyer, enforceable against Buyer in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting generally the enforcement of creditors’ rights and by general principles of equity.

3.4         Approvals.  No consent, approval, waiver, authorization, notice, or filing is required to be obtained or made by Buyer in connection with the execution, delivery and performance by Buyer of this Agreement.

3.5         Due Diligence Investigation; No Representations or Warranties.

(a)           Buyer has fully conducted and, except as expressly provided in this Agreement, is relying exclusively on its own inspection and investigation in order to satisfy itself as to the condition and suitability of the business, Transferred Assets, Liabilities, real and personal properties, results of operations, condition (financial or otherwise) and prospects of the Business.  Buyer is fully satisfied with its due diligence review of the Business and the Transferred Assets.

(b)           Buyer acknowledges that Buyer is acquiring the Transferred Assets in an “AS IS” condition and on a “WHERE IS” basis, and neither Seller makes any representations or warranties (express, implied, at common law, statutory or otherwise), including with respect to (i) the condition and suitability of the Transferred Assets, (ii) the results of operations, condition (financial or otherwise) and prospects of the Business or (iii) the accuracy or completeness of any due diligence materials made available to Buyer in connection with this Agreement and the transactions contemplated hereby.

3.6         Financial Resources.  Buyer currently has, and at Closing will have, sufficient financial resources available to pay the Purchase Price in full in cash at Closing.

4.           COVENANTS

4.1         Stockholder Meeting; Proxy Statement.

(a)           The Parties acknowledge and agree that this Agreement and the Transaction is conditioned on and subject to approval by the affirmative vote of holders of a majority of the outstanding shares of Parent common stock (excluding any shares held by Buyer or any affiliate of Buyer) as of the record date established for the Stockholders’ Meeting, voting as a single class at the Company Stockholders’ Meeting (the “Parent Stockholder Approval”).

(b)           As promptly as practicable following the date of this Agreement, Parent shall, (i) establish a record date for, duly call, and give notice of, convene and hold a meeting (the “Stockholders’ Meeting”) of the holders of Parent capital stock (the “Parent Stockholders”) for the purpose of obtaining the Parent Stockholder Approval and (ii) prepare and shall file with the SEC a proxy statement with respect to the Transaction for use in soliciting proxies for the Stockholders’ Meeting (the “Proxy Statement”).  The Parties shall fully cooperate in connection with the preparation of the Proxy Statement and responding to any comments from the SEC.  Buyer shall furnish all information concerning Buyer as Parent may reasonably request in connection with such actions and the preparation of the Proxy Statement, which information shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Parties shall use all reasonable efforts to cause the Proxy Statement to be approved or otherwise cleared by the SEC as soon as practicable.

(c)           As promptly as practicable after the Proxy Statement has been approved or otherwise cleared by the SEC, Parent shall (i) mail the Proxy Statement to the Parent Stockholders in accordance with applicable law and (ii) use all reasonable efforts to hold the Stockholders’ Meeting as soon as practicable thereafter.

4.2         Required Approvals.  Following the execution hereof, Sellers shall use commercially reasonable efforts at its expense, and Buyer shall cooperate in good faith with Sellers, to obtain all Required Approvals.  Schedule 4.2 sets forth a list of the Parties’ understanding, as of the date of this Agreement, as to all consents, approvals, notices or filings that are required to be obtained or made by Parent or the Company in connection with the execution, delivery and performance of this Agreement and consummation of the Transaction (the “Required Approvals”).  The Parties shall update Schedule 4.2 from time to time to reflect any changes or updates to the list of Required Approvals.

4.3         Taxes

(a)           Certain Taxes and Fees.  All transfer, documentary, sales, use, stamp, registration and other such taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) shall be paid 50% by Buyer and 50% by Sellers when due, and Sellers will timely file all necessary tax returns and other documentation with respect to all such Transfer Taxes.  If required by applicable law, Buyer will join in the execution of any such tax returns and other documentation.

(b)           Refunds and Credits.  Any refunds or credits of taxes with respect to the Transferred Assets for any taxable period ending on or prior to the Closing Date shall be for the account of the Sellers.  Any refunds or credits of Taxes with respect to the Transferred Assets for any taxable period beginning before and ending after the Closing Date shall be apportioned between the Sellers and Buyer based on an interim closing of the books method (taking into account taxes that accrue over a period of time on a daily basis).  Buyer shall make a payment to the Sellers within 30 days following receipt of such refund.

(c)           Buyer’s Activity On and After the Closing Date.  Buyer shall not with respect to any taxable period ending on or prior to the Closing Date, file any amended tax return with respect to the Transferred Assets.  Buyer shall not, (i) with respect to any taxable period beginning after the Closing Date, take any position with respect to taxes of the Transferred Assets that would have the effect of shifting income from a taxable period beginning after the Closing Date to a taxable period ending on or prior to the Closing Date or (ii) with respect to any tax period, take any position with respect to taxes of the Transferred Assets that is inconsistent with the form of the transaction as provided in this Agreement.

(d)           Sellers’ Activity After the Closing Date.  After the Closing Date, neither Parent nor the Company shall, with respect to any taxable period ending on or after the Closing Date, file any amended tax return with respect to the Transferred Assets, unless otherwise required by applicable law.  After the Closing Date, neither Parent nor the Company shall, (i) with respect to any taxable period beginning after the Closing Date, take any position with respect to taxes of the Transferred Assets that would have the effect of shifting income from a taxable period beginning prior to the Closing Date to a taxable period ending after the Closing Date or (ii) with respect to any tax period, take any position with respect to taxes of the Transferred Assets that is inconsistent with the form of the transaction as provided in this Agreement.

4.4         Employee Matters.

(a)           Effective as of and conditioned on the Closing, Buyer shall make offers of employment to all of the employees of Parent and the Company who are actively employed in the Business on such date.  For purposes of the foregoing, any employees on layoff, medical disability or other leaves of absence (except for pregnancy leaves and except as may be otherwise agreed in specific cases or as required by law) and employees whose employment has or will terminate prior to the Closing Date, shall not be considered “actively employed.”  “Transferred Employees” means those employees of Sellers who accept offers of employment with Buyer and “Retained Employees” means any employees that Buyer does not hire.  Effective as of the Closing Date, Sellers shall terminate the employment of all Transferred Employees.

(b)           Except as otherwise provided herein, (i) Buyer shall assume and be responsible for all Employee Liabilities to the Retained Employees incurred prior to the Closing Date, and Sellers shall retain all Employee Liabilities to the Retained Employees incurred and accruing on and after the Closing Date and (ii) Buyer shall assume and be responsible for all Employee Liabilities to the Transferred Employees, incurred prior to or on and after the Closing Date.  Sellers shall use their reasonable best efforts to cause any Employee Liabilities incurred prior to the Closing to be discharged and satisfied in full on or prior to the Closing.  For purposes of this Agreement, “Employee Liabilities” includes all salaries, bonuses and other compensation arrangements, accrued payroll and payroll-related taxes, accrued expenses, employee benefits, sick pay or accrued vacation, and severance payments.  For clarification purposes, Employee Liabilities shall not be considered Transaction Expenses.

(c)           Buyer shall offer group health plan coverage to all Transferred Employees and their eligible dependents who are covered on the Closing Date under a group health plan maintained or contributed to by Buyer, and such coverage shall be substantially the same as provided by Sellers, provided that no pre-existing condition limitation shall be applied to any such Transferred Employees, their spouses and eligible dependents unless, and only to the same extent that, such persons are subject to pre-existing condition limitations under Sellers’ group health plan.  In addition, each Transferred Employee shall be credited under Buyer’s vacation and sick leave policy with the full amount of vacation leave and sick pay accrued by such Transferred Employee but unused and unpaid as of the Closing Date under the vacation and sick leave policies of Seller applicable to such Transferred Employee.

(d)           Except as required by applicable Law, as of the Closing Date the Transferred Employees shall cease to accrue further benefits under the employee benefit plans and arrangements maintained by Sellers.

(e)           Sellers shall be responsible for providing or discharging any and all notifications to Transferred Employees and governmental authorities required by applicable law relating to employee separations or severance pay that are required to be provided, whether before or after the Closing, as a result of the transactions contemplated by this Agreement.

4.5         Superior Proposal.

(a)           If, at any time prior to the time that the Parent Stockholder Approval is obtained, the Board of Directors of Parent receives a bona fide written proposal from any third party regarding an actual or potential Acquisition Proposal (defined below) and the Board determines in good faith that such proposal is, or is reasonably expected by the Board of Directors of Parent to result in, a Superior Proposal (defined below), Parent shall provide written notice to Buyer that it has received a Superior Proposal (which notice shall specify the material terms and conditions of such Superior Proposal and identify the person making such Superior Proposal).  After providing such notice, Parent shall provide a reasonable opportunity to Buyer to make such adjustments in the terms and conditions of this Agreement in response to the Superior Proposal.

(b)           After and subject to giving Buyer at least four Business Days advance written notice of such Superior Proposal, Sellers may

(i)	furnish information with respect to Sellers to such third party (and its representatives) and participate in discussions or negotiations with such third party regarding the Acquisition Proposal; and

(ii)
enter into a binding written agreement providing for the implementation of a Superior Proposal if Parent, following the approval of the Superior Proposal by the Board of Directors of Parent, elects to terminate this Agreement.

(c)           Parent shall promptly notify Buyer both orally and in writing of any request for information or any proposal that involves an actual or potential Acquisition Proposal.  Such notification shall state the identity of all persons making such request or proposal and all terms of such request or proposal.  Parent shall keep Buyer informed both orally and in writing of the status (including all modifications and amendments) of any and all such requests or proposals on a prompt, ongoing, current and continuous basis, and shall promptly respond to requests made by Buyer for information in such regard.

(d)           The term “Acquisition Proposal” means any proposal or offer relating to any direct or indirect acquisition, in one transaction or a series of transactions, including any merger or business combination, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, share exchange, recapitalization, liquidation, dissolution, joint venture or similar transaction, of (i) all or substantially all of the assets, properties and Business of Sellers, or (ii) beneficial ownership of 50% or more of the outstanding shares of Parent common stock.  The term “Superior Proposal” means any proposal made by a third party to enter into a transaction contemplated by an Acquisition Proposal that the Board of Directors of Parent determines in its good faith judgment, after consultation with its independent financial advisors, to be more favorable to the Parent Stockholders from a financial point of view than the transactions contemplated by this Agreement, taking into account all of the terms and conditions of such proposal, the likelihood of completion of such transaction, and the financial, regulatory, legal and other aspects of such proposal.

4.6         Non-Competition.  For a period of three years following the Closing Date, neither Parent, nor the Company, nor any of their subsidiaries or affiliates shall, directly or indirectly, engage in or carry on any business that is directly competitive with the Business anywhere in the United States.  The Parties agree and acknowledge that, because the Business extends across the United States and is not tied to any particular geographic region, the duration and geographic scope of the prohibitions in this Section are reasonable and necessary in order to protect the value and legitimate interests of Buyer’s acquisition of the Business from Sellers.

4.7         Public Announcements.  Notwithstanding anything to the contrary herein, except as may be required to comply with the requirements of any applicable law, no press release or similar public announcement or communication shall be made or caused to be made relating to this Agreement unless specifically approved in advance by Parent and Buyer hereto.

4.8         Name Change.  Effective upon the Closing Date, Sellers shall file amendments to the respective articles or certificate of incorporation of Parent, the Company and PBI Technology, Inc. to change their respective names to names that do not contain and are not similar to “Pacific Biomarkers,” “Pac Bio,” “PBI,” “PBMC,” or any derivatives thereto, or any of Sellers’ other trade names.  In addition, promptly following the Closing, Parent shall apply for a new trading symbol for its common stock.

4.9         Further Actions.  Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things that are necessary or advisable to consummate and make effective the Transaction, including (a) the taking of all commercially reasonable acts necessary to cause the conditions in Section 5 to be satisfied, (b) the obtaining of all necessary consents, approvals or waivers from third parties and (c) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

5.           CLOSING CONDITIONS

5.1         Conditions to the Obligations of Buyer.  The obligation of Buyer to effect the Closing is subject to the satisfaction (or waiver by Buyer) prior to the Closing of the following conditions:

(a)           Parent Stockholder Approval.  Parent Stockholder Approval shall have been obtained.

(b)           Consents and Approvals.  All Required Approvals shall have been obtained.

(c)           Representations and Warranties.  Each of the representations and warranties of Seller contained in this Agreement shall be true and correct in all respects as of the date hereof and as of Closing Date, as though made on and as of the Closing Date (except for such representations and warranties that are made as of a specific date which shall speak only as of such date).

(d)           Covenants.  Each of the covenants and agreements of Sellers to be performed on or prior to the Closing shall have been duly performed in all material respects.

(e)           No Prohibition.  No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition (collectively, “Legal Restraints”) that has the effect of preventing the consummation of the Transaction shall be in effect.

5.2         Conditions to the Obligation of Sellers.  The obligation of Parent and the Company to effect the Closing is subject to the satisfaction (or waiver by Parent and the Company) prior to the Closing of the following conditions:

(a)           Parent Stockholder Approval.  Parent Stockholder Approval shall have been obtained.

(b)           Consents and Approvals.  All Required Approvals shall have been obtained.

(c)           Representations and Warranties.  Each of the representations and warranties of Buyer contained in this Agreement shall be true and correct in all respects as of the date hereof and as of Closing Date, as though made on and as of the Closing Date (except for such representations and warranties that are made as of a specific date which shall speak only as of such date).

(d)           Covenants.  Each of the covenants and agreements of Buyer to be performed on or prior to the Closing shall have been duly performed in all material respects.

(e)           No Prohibition.  No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition (collectively, “Legal Restraints”) that has the effect of preventing the consummation of the Transaction shall be in effect.

6.           TERMINATION

6.1         Termination.  This Agreement may be terminated, and the Transaction contemplated hereby may be abandoned, at any time prior to the Closing Date, whether before or after Parent Stockholder Approval has been obtained and notwithstanding approval of this Agreement by Parent, as the sole stockholder of the Company:

(a)           by mutual written consent of Parent and Buyer;

(b)           by either Parent or Buyer, if:  (i) the Parent Stockholder Approval shall not have been obtained at the Stockholders’ Meeting; (ii) any Legal Restraint shall be in effect and shall have become final and nonappealable, or (iii) the Transaction shall not have been consummated by September 30, 2011 (the “End Date”); provided, further, that no Party may terminate this Agreement pursuant to this Section 6.1(b)(i) if such Party’s failure to fulfill any of its obligations under this Agreement shall have been a principal reason that the Closing Date shall not have occurred on or before the End Date; or

(c)           by Parent, if (i) the Board of Directors of Parent authorizes Parent to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal, and Parent notifies Buyer in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, and (ii) Buyer does not make, within four Business Days of receipt of Parent’s written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer that the Board of Directors of Parent determines, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the Parent Stockholders as the Superior Proposal; or

(d)           by Parent or Buyer, if the other Party shall have breached or failed to perform in any respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, or if any representations or warranties of such other Party shall have become untrue which breach or failure to perform or untrue representation or warranty cannot be or has not been cured within 30 days after written notice to such Party of such breach (a “Material Breach”) (provided, in each case, that the Party seeking termination is not also in Material Breach of any representation, warranty, covenant or other agreement set forth in this Agreement).

6.2         Effect of Termination.  In the event of the termination of this Agreement in accordance with Section 6, this Agreement shall thereafter become void and have no effect, and no party hereto shall have any liability to the other party hereto or their respective Affiliates, or their respective directors, officers or employees, except for the obligations of the parties hereto contained in Sections 6.2, 6.3 and 7 of this Agreement shall continue in full force and effect; provided, however, that no such termination shall relieve any Party from any liability or damages resulting from an intentional or willful breach or intentional or willful failure to perform by a Party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

6.3         Termination Fee.

(a)           If Parent rejects Buyer’s acquisition proposal in favor of a Superior Proposal and terminates this Agreement pursuant to Section 6.1(c), Parent will pay Buyer a fee equal to $350,000.00 (the “Termination Fee”).  Payment of the Termination Fee shall be made within 30 days of Parent’s termination of this Agreement pursuant to Section 6.1(c).

(b)           If Buyer withdraws, or attempts to withdraw, its acquisition proposal at any time prior to the End Date (unless this Agreement has been otherwise terminated) or if Parent terminates this Agreement pursuant to Section 6.1(d), Buyer will pay Parent the Termination Fee within 30 days of such event.

7.           GENERAL PROVISIONS

7.1         Notices.  All notices and communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended or delivered by registered or certified mail, return receipt requested, or if sent by facsimile, provided that the facsimile is promptly confirmed by telephone confirmation thereof, to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person:

To Buyer:
Emerald Star Holdings, LLC
10710 NE 10th Street, Suite 1905
Bellevue, Washington 98004
Attention: Ronald R. Helm
Telephone: (425) 502-9637
Facsimile: (206) 298-6971
To Sellers:
Pacific Biomarkers, Inc.
220 West Harrison Street
Seattle, Washington 98119
Attention: Board of Directors
Telephone: (206) 298-0068
Facsimile: (206) 298-9838

7.2         Amendment; Waiver.  This Agreement may be amended or waived by the Parties at any time before or after Parent Stockholder Approval; provided, however, that after any such approval, there shall not be made any amendment or waiver that by law requires further approval by the Parent Stockholders without the further approval of such holders.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties, and may only be waived by the Party against whom the waiver is to be effective.  No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

7.3         Assignment.  This Agreement may not be transferred, assigned, pledged or hypothecated, in whole or in part, by any Party hereto, by operation of law or otherwise.  Any such purported transfer, assignment, pledge, or hypothecation shall be void and ineffective.  This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

7.4         No Third Party Beneficiaries.  Nothing contained in this Agreement, express or implied, is intended to confer upon any Person other than Buyer, Parent and the Company and their respective successors and permitted assigns, any rights, remedies or cause of action under or by reason of this Agreement.

7.5         Expenses.  Except as otherwise expressly provided in this Agreement, whether or not the Closing occurs, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the Party incurring such costs and expenses.

7.6         Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

7.7         Entire Agreement; Interpretation.  This Agreement, including the Schedules and Exhibits, and other documents referred to herein which form a part hereof, contains the entire understanding of the Parties hereto with respect to the subject matter contained herein and therein.  When used in this Agreement, the words “hereof”, “herein”, and “hereunder” and words of similar import, shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”.  This Agreement supersedes all prior oral and written agreements and understandings between the Parties with respect to such subject matter.

7.8         Counterparts.  This Agreement may be executed in one or more counterparts, including by facsimile, PDF or other electronic signature, each of which shall be deemed an original, and all of which shall constitute one and the same Agreement.

7.9         Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF WASHINGTON WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

EXECUTED as of the date first written above by duly authorized representatives of the Parties.

PARENT:
PACIFIC BIOMARKERS, INC.,
a Delaware corporation

	By:	/s/ Richard Palfreyman
Richard Palfreyman
Chairman of Transaction Committee
for the Board of Directors

COMPANY:
PACIFIC BIOMARKERS, INC.,
a Washington corporation

	By:	/s/ Richard Palfreyman
Richard Palfreyman
Chairman of Transaction Committee
for the Board of Directors

BUYER:
EMERALD STAR HOLDINGS, LLC,
a Washington limited liability company

	By:	/s/ Ronald R. Helm
Ronald R. Helm
Chairman and Chief Executive Officer

Signature Page to Asset Purchase Agreement

SCHEDULE A
Transferred Assets

Contracts
All rights in and under all master service agreements, contracts, equipment leases, personal property leases, commitments, purchase orders, sales orders and other contracts, arrangements, licenses and agreements related to the Business, including any right to receive payment for services rendered or products sold or, and to receive goods and services, pursuant to such agreements and all claims, rights, recoveries, refunds, counterclaims, rights of set-off and other rightful actions in respect of breaches, defaults and other violations thereof.

Equipment	All machinery and equipment, including laboratory and computer equipment, inventory, furniture, office equipment, supplies, and other tangible personal property.

Software	All software and firmware used or held for use in connection with the Business, and licenses for such software and firmware.

Real Property and Fixtures	All leases for real property, together with all of Sellers’ interest in all of the structures, fixtures and improvements located on the real property covered by such leases.

Permits	To the extent their transfer is permitted by law, all licenses and governmental permits and all applications therefor.

Intellectual Property
All trademarks, service marks and logos, trade names, copyrights, patents and other proprietary rights, whether registered or unregistered, including applications therefor, held or used in connection with the Business, including the name “Pacific Biomarkers” and the PBI trademark and tradename, and the know-how of employees of the Business.

Website and Phone numbers
All Internet web sites (including www.pacbio.com), electronic mail addresses, all telephone, telex, pager and telecopier numbers, and all listings in all telephone books and directories (in any form or medium).

Cash	All cash and cash equivalent items on hand or on deposit as of the Closing Date;

Receivables	All accounts and notes receivable as of the Closing Date

Credits, Prepaids and Deposits	All credits, prepaid expenses, advance payments, security deposits, customer deposits and other deposits and prepaid items related to the Business or any Transferred Asset;

Schedule A

Books and Records
All books, records, data and other materials that relate to the Business (in any form or medium) (excluding only the Excluded Assets), including all customer lists and records, supplier lists and records, engineering records, personnel and payroll records, quality control records and procedures, research and development files, laboratory books, intellectual property disclosures, cost and pricing information and other materials related to any of the foregoing items.

Insurance	All insurance policies and all rights and claims thereunder.

Employee Benefit Plans	All employee benefit plans (excluding any stock option or equity incentive plans).

Rights	All guaranties, warranties, indemnities and similar rights in favor of Seller to the extent related to any Transferred Asset, except to the extent included in Excluded Assets.

Goodwill	All goodwill associated with the Business and the Transferred Assets.

Schedule A

SCHEDULE B
Excluded Assets

All corporate records, minute books, stock transfer ledgers, tax returns, tax information and tax records and accounting records (including working papers) of either Seller, and any books and records that either Seller is required by law to retain, and correspondence and memoranda related to any of the foregoing;

All personnel records, other than the personnel records of the Transferred Employees;

All rights to or claims for tax refunds, overpayments or rebates and other governmental charges for periods ending on or prior to the Closing Date and the benefit of net operating loss carryforwards, carrybacks or other credits of any Seller or any of their subsidiaries;

All assets (including all intellectual property), rights and claims held by or in Bioquant, Inc. or PBI Technology Inc.

All capital stock held by Parent in the Company, Bioquant, Inc. or PBI Technology Inc.

All equity incentive plans, including all stock option agreements, restricted stock agreements and other related agreements, and rights and obligations thereunder.

Schedule B